                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-87139
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 24, 1999)

                           8,600,000 ORDINARY SHARES

                        [FLEXTRONICS INTERNATIONAL LOGO]

                                ORDINARY SHARES
                           -------------------------

     Flextronics International Ltd. is offering 8,600,000 ordinary shares in a firm commitment underwriting. On February 24, 2000, the last reported sale price of the ordinary shares on the Nasdaq National Market was $61 17/64 per share.
                           -------------------------

     The ordinary shares are listed on the Nasdaq National Market under the symbol "FLEX."
                           -------------------------

     INVESTING IN THE ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.
                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Offering Price..............................................   $59.00      $507,400,000
Discounts and Commissions to Underwriter....................   $ 1.50      $ 12,900,000
Offering Proceeds to Flextronics............................   $57.50      $494,500,000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     Banc of America Securities LLC expects to deliver the ordinary shares to investors on February 29, 2000.

                         BANC OF AMERICA SECURITIES LLC

                        -------------------------------

                               February 24, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      Prospectus Supplement
Forward-Looking Statements..................................   S-1
Prospectus Supplement Summary...............................   S-2
Risk Factors................................................   S-4
Dividends...................................................  S-11
Use of Proceeds.............................................  S-11
Price Range of Ordinary Shares..............................  S-12
Capitalization..............................................  S-13
Underwriter.................................................  S-14
Legal Matters...............................................  S-15

                         Prospectus
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
The Company.................................................     4
Enforcement of Civil Liabilities............................     4
Risk Factors................................................     4
Use of Proceeds.............................................     4
Description of Capital Shares...............................     5
Taxation....................................................     7
Plan of Distribution........................................     9
Legal Matters...............................................    10
Experts.....................................................    10

     The number of ordinary shares to be outstanding after the offering is based on the number of ordinary shares outstanding as of December 31, 1999 on a pro forma basis to give effect to the acquisition of The DII Group, Inc. This number excludes a total of 27,490,347 ordinary shares subject to outstanding options or reserved for issuance under share option plans and share purchase plans of Flextronics and DII.

     In this prospectus supplement and in the accompanying prospectus, references to "U.S. dollars" and "$" are to United States currency and references to "Singapore dollars" and "S$" are to Singapore currency. All information pertaining to share and per share amounts in this prospectus supplement reflects the two-for-one stock split effected as a bonus issue, the Singapore equivalent of a stock dividend, paid on December 22, 1999. All information pertaining to share and per share amounts in the accompanying prospectus does not reflect this stock split.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in the prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:

     - our ability to carry out our strategies;

     - our expected growth in sales;

     - the planned expansion of our facilities;

     - potential acquisitions;

     - adoption of outsourcing by original equipment manufacturers;

     - our ability to become an integral part of our customers' operations;

     - our ability to win new customer contracts;

     - our ability to implement our new management information system;

     - tax matters;

     - currency fluctuations;

     - our planned opening of an industrial park in Brazil; and

     - our planned acquisition of The DII Group, Inc.

     Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in "Risk Factors."

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus, including the documents incorporated by reference in the prospectus.

                                  THE COMPANY

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications and networking, consumer electronics and computer industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies, and in the engineering and manufacturing of wireless communications products employing radio frequency technology. In addition, we provide advanced engineering services, including product design, PCB layout, quick-turn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Through a combination of internal growth and acquisitions, based on our revenues, we have become the fourth largest provider of electronics manufacturing services, with revenues of $2.0 billion in fiscal 1999 and $2.7 billion for the nine months ended December 31, 1999. We believe that our size, global presence and expertise enable us to win large outsourced manufacturing programs from leading multinational OEMs. We offer a complete and flexible manufacturing solution that provides accelerated time-to-market and time-to-volume production, as well as reduced production costs. By working closely with customers throughout the design, manufacturing and distribution process, and by offering highly responsive services, we believe that we can become an integral part of our customers' operations.

     Our customers include industry leaders such as Cisco, Compaq, Ericsson, Hewlett-Packard, Lucent, Microsoft, Motorola, Nokia, Nortel Networks, Philips and 3Com. Due to our focus on high growth technology sectors, our prospects are influenced by certain major trends, such as the buildout of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies. In addition, our growth is driven by the accelerating pace at which leading OEMs are adopting outsourcing as a core business strategy.

     On November 22, 1999, we announced the signing of a definitive merger agreement with The DII Group, Inc. Under the agreement, DII stockholders will receive 1.61 Flextronics ordinary shares for each share of DII common stock. Based on the shares of DII common stock outstanding on February 1, 2000, we will issue approximately 59,191,450 ordinary shares to DII stockholders. We intend to account for this merger as a pooling of interests. The merger is subject to approval by Flextronics shareholders and DII stockholders, as well as regulatory approval. We expect to complete the merger in April 2000.

     DII is a leading global provider of electronics design and manufacturing services to OEMs primarily in the telecommunications, data communications, high-end computing and medical devices industries. DII provides a comprehensive set of integrated design and manufacturing services, from initial product design to volume production and order fulfillment. DII's manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. In addition, DII provides advanced engineering services, including semiconductor design, printed circuit board design, printed circuit board layout and quick-turn prototyping and test development. Throughout the production process, DII offers logistics services, such as materials procurement, inventory management and distribution.

                                  THE OFFERING

Ordinary shares..............   8,600,000 shares

Ordinary shares to be
  outstanding after the
  offering...................   182,530,832 shares

Use of proceeds..............   The net proceeds will be used to fund the
                                further expansion of our business, including additional working capital and capital expenditures and general corporate purposes. We may use a portion of the net proceeds for strategic acquisitions or investments.

Nasdaq National Market
  symbol.....................   FLEX

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the accompanying prospectus, and the risk factors contained in these documents before deciding to invest in our ordinary shares.

RISKS RELATED TO FLEXTRONICS

IF WE DO NOT MANAGE EFFECTIVELY THE EXPANSION OF OUR OPERATIONS, OUR BUSINESS MAY BE HARMED.

     We have grown rapidly in recent periods, and this growth may not continue. Internal growth will require us to develop new customer relationships and expand existing ones, improve our operational and information systems and further expand our manufacturing capacity.

     We plan to increase our manufacturing capacity by expanding our facilities and by adding new equipment. This expansion involves significant risks. For example:

     - we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

     - we may not efficiently and effectively integrate new operations, expand existing ones and manage geographically dispersed operations;

     - we may incur cost overruns;

     - we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could adversely affect our growth and our ability to meet customers' delivery schedules; and

     - we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including substantial increases in depreciation expense and rental expense, that will increase our cost of sales. If our revenues do not increase sufficiently to offset these expenses, our operating results would be adversely affected. Our expansion, both through acquisitions and internal growth, has contributed to our incurring significant merger-related expenses and experiencing volatility in our operating results and may continue to do so in the future.

WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS, WHICH COULD HARM OUR BUSINESS.

     We have completed a number of acquisitions of businesses and facilities and expect to continue to pursue growth through acquisitions in the future. Acquisitions involve a number of risks and challenges, including:

     - diversion of management's attention;

     - the need to integrate acquired operations;

     - potential loss of key employees and customers of the acquired companies;

     - lack of experience operating in the geographic market of the acquired business; and

     - an increase in our expenses and working capital requirements.

     To integrate acquired operations, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

     Any of these and other factors could adversely affect our ability to achieve anticipated levels of profitability for acquired operations or realize other anticipated benefits of an acquisition. Furthermore, any future acquisitions may require additional debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. No assurance can be given that we will consummate any acquisitions in the future.

WE HAVE NEW CUSTOMER RELATIONSHIPS FROM WHICH WE ARE NOT YET RECEIVING SIGNIFICANT REVENUES, AND ORDERS FROM THESE CUSTOMERS MAY NOT REACH ANTICIPATED LEVELS.

     We have recently announced major new customer relationships and new manufacturing programs for existing customers from which we anticipate significant future sales. However, similar to our other customer relationships, there are no volume purchase commitments under these new relationships and programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we are incurring substantial expenses as we add personnel and manufacturing capacity and procure materials. Our operating results will be adversely affected if sales do not develop to the extent and within the time frame that we anticipate. Finally, if we are unable to achieve the increases in our manufacturing capacity necessary to support these new and expanded relationships in a timely manner, or are unable to implement the infrastructure to support these expanded operations, we will not achieve the sales that we expect from these new and expanded relationships.

OUR CUSTOMER REQUIREMENTS AND OPERATING RESULTS VARY SIGNIFICANTLY.

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally are not able to obtain firm, long-term purchase commitments from our customers, and we continue to experience reduced lead times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would adversely affect our results of operations.

     In addition to the variable nature of our operating results due to the short-term nature of our customers' commitments, other factors may contribute to significant fluctuations in our results of operations. These factors include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - market acceptance of customers' new products;

     - changes in demand for customers' products and product obsolescence;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes;

     - changes in the cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume, such as local holidays; and

     - seasonality in customers' product requirements.

     One of our significant end-markets is the consumer electronics market. This market exhibits particular strength towards the end of the year in connection with the holiday season. As a result, we have experienced relative strength in revenues in our third fiscal quarter.

     We make significant decisions, including the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. On occasion, customers may require rapid increases in production, which can strain our resources and reduce margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

A MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     Sales to our five largest customers have represented a majority of our net sales in recent periods. Our five largest customers accounted for approximately 55% of consolidated net sales in the nine months ended December 31, 1999, and 62% in fiscal 1999. Our largest customers during fiscal 1999 were Philips, Ericsson and Cisco, accounting for approximately 16%, 15% and 11%, respectively, of consolidated net sales. The identity of our principal customers has varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of other major customers, would have a material and adverse effect on us. We may not be able to replace expired, canceled or reduced contracts with new business in a timely manner. See "-- Our customer requirements and operating results vary significantly" on page S-5.

WE DEPEND UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE THESE PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     Factors affecting the electronics industry in general could have a material and adverse effect on our customers and, as a result, on us. These factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which results in short product life cycles;

     - the inability of our customers to develop and market their products, some of which are new and untested. If customers' products become obsolete or fail to gain widespread commercial acceptance, our business may be materially and adversely affected; and

     - recessionary periods in our customers' markets.

THERE MAY BE SHORTAGES OF, AND PRICE CHANGES IN, REQUIRED ELECTRONIC COMPONENTS.

     A substantial majority of our net sales is derived from turnkey manufacturing in which we are responsible for procuring materials. This arrangement typically results in our bearing the risk of component price changes. Accordingly, component price changes could adversely affect our operating results. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. In recent months, component shortages have become more prevalent in our industry. In some cases, supply shortages could curtail production of products using a particular component and could result in manufacturing and shipping delays.

OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The electronics manufacturing services industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. In addition, current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors, including Solectron and SCI Systems, have substantially greater market shares than we, and substantially greater manufacturing, financial, research and development and marketing resources. In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for electronics manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could adversely affect our operating results.

WE ARE SUBJECT TO THE RISK OF INCREASED TAXES.

     We have structured our operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration or tax rates applicable to us are increased. Substantially all of the products manufactured by our Asian subsidiaries are sold to customers based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation there. However, tax authorities in North America and Europe could challenge the manner in which profits are allocated among our subsidiaries, and we may not prevail in any such challenge. If the profits recognized by our subsidiaries in jurisdictions where taxes are lower became subject to income taxes in other jurisdictions, our worldwide effective tax rate could increase. In addition, the acquisition of DII and subsequent transactions may cause our effective tax rate to increase.

WE CONDUCT OPERATIONS IN A NUMBER OF COUNTRIES AND ARE SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

     The geographical distances between Asia, the Americas and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries, including Austria, Brazil, China, the Czech Republic, Finland, France, Germany, Hungary, Italy, Malaysia, Mexico, Sweden, the United Kingdom and the United States. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - reversal of the current policies, including favorable tax and lending policies, encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations. In addition, some countries in which we operate, such as Brazil, Mexico and Malaysia, have experienced periods of slow or negative growth, high inflation, significant currency devaluations and limited availability of foreign exchange. Furthermore, in countries such as Mexico and China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be adversely affected by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

     Risks Relating to China. Under its current leadership, the Chinese government has been pursuing economic reform policies. However, the Chinese government may not continue to pursue these policies, and these policies may not be successful even if pursued. In addition, China does not have a comprehensive and highly developed system of laws, and enforcement of laws and contracts is uncertain. The United States annually reconsiders the renewal of most favored nation trading status of China. China's loss of most favored nation status could adversely affect us by increasing the cost to U.S. customers of products manufactured by us in China.

     Risks Relating to Mexico. The Mexican government exercises significant influence over many aspects of the Mexican economy and its action could have a significant effect on private sector entities in general and us in particular.

     Risks Relating to Hungary. Hungary has undergone significant political and economic change in recent years. Political, economic, social and other developments, and changes in laws could have a material and adverse effect on our business. Annual inflation and interest rates in Hungary have historically been much higher than those in Western Europe. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Laws and regulations in Hungary have been, and continue to be, substantially revised during its transition to a market economy. As a result, laws and regulations may be applied inconsistently. Also in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all.

     Risks Relating to Brazil. During the past several years, the Brazilian economy has been affected by significant intervention by the Brazilian government. The Brazilian government has changed monetary, credit, tariff and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved wage, price and exchange controls as well as other measures such as freezing bank accounts and imposing capital controls.

WE ARE SUBJECT TO RISKS OF CURRENCY FLUCTUATIONS AND HEDGING OPERATIONS.

     A significant portion of our business is conducted in the Swedish krona, European euro and Brazilian real. In addition, some of our costs, such as payroll and rent, are denominated in currencies such as the Austrian schilling, the British pound, the Chinese renminbi, the German deutsche mark, the Hong Kong dollar, the Hungarian forint, the Malaysian ringgit, the Mexican peso and the Singapore dollar, as well as the krona, the euro and the real. In recent years, the Hungarian forint, Brazilian real and Mexican peso have experienced significant devaluations, and in January 1999 the Brazilian real experienced further significant devaluations. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of sales, operating margins and revenues. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward purchase contracts, to hedge Japanese yen, European euro, U.S. dollar and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will have a material effect on our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future. As a result, we may experience significant unexpected expenses from fluctuations in exchange rates.

WE DEPEND ON OUR KEY PERSONNEL.

     Our success depends to a large extent upon the continued services of our key executives and skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and there can be no assurance that we will retain our officers and key employees. We could be materially and adversely affected by the loss of key personnel.

WE ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE RISKS.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of our future testing and analyses at our operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, there can be no assurance that additional environmental matters will not arise in the future at sites where no problem is currently known or at sites that we may acquire in the future.

THE MARKET PRICE OF OUR ORDINARY SHARES IS VOLATILE.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to, or disproportionately impacted by, the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market price of our ordinary shares.

WE ARE SUBJECT TO RISKS FROM THE YEAR 2000 ISSUE.

     We are aware of the issues associated with programming code in existing computer systems. The Year 2000 computer issue refers to a condition in computer software where a two-digit field rather than a four-digit field is used to distinguish a calendar year. While we have not experienced material Year 2000 problems to date, some computer programs may be unable to function, and we may experience errors or interruptions due to the Year 2000 problem. Such an uncorrected condition could significantly interfere with the conduct of our business, could result in disruption of our operations, and could subject us to potentially significant legal liabilities.

RISKS RELATED TO THE ACQUISITION OF DII

INTEGRATION OF FLEXTRONICS AND DII WILL BE DIFFICULT.

     Merging Flextronics and DII involves technological, operational and personnel-related risks. The integration process will be complex, time-consuming and expensive, and will disrupt the business of the combined company after the merger if it is not completed in a timely and efficient manner. If the merger is approved, the combined company will utilize common information and communications systems, facilities, operating procedures, financial controls and human resources practices. We may encounter difficulties, costs and delays involved in integrating these operations, including:

     - integrating the information, communications and other operational systems of our companies may be more challenging, expensive and time-consuming than we anticipate;

     - potential difficulties in coordinating and integrating geographically separated organizations;

     - loss of key employees that we do not anticipate losing;

     - the attention of our management team may be diverted from other ongoing business concerns more than we anticipate; and

     - our business cultures may be more difficult to integrate than we anticipate.

FAILURE OF THE MERGER TO QUALIFY AS A POOLING OF INTERESTS WOULD HARM THE FINANCIAL RESULTS OF THE COMBINED COMPANY.

     If the merger does not qualify for the pooling-of-interests method of accounting, the future reported earnings of the combined company would be harmed due to amortization of goodwill and other intangible assets, which would likely harm the trading price of our ordinary shares. The availability of pooling-of-interests accounting treatment for this merger depends upon circumstances and events occurring after the effective time of the merger. For example, there must not be any significant changes in the business of the combined company, including significant dispositions of assets, for a period of two years following completion of the merger. Affiliates of Flextronics and DII must not sell any shares of either company's stock, except in limited amounts, until the day that the combined company publicly announces financial results covering at least thirty days of combined operations after the effective time of the merger. If the effective time of the merger occurs on April 3, 2000, we expect that these combined financial results would be published in July 2000. If affiliates of either company sell shares in excess of the limited exception prior to that time, the merger may not qualify for accounting as a pooling of interests.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE BENEFITS OF THE MERGER.

     The successful combination of Flextronics and DII will depend in part on the retention of key personnel. Flextronics and DII cannot assure you that they will be able to retain key personnel.

WE MAY HAVE LESS CAPITAL RESOURCES AVAILABLE TO US TO FINANCE OUR GROWTH.

     As a result of our proposed acquisition of DII, we anticipate that we will be required to purchase DII's 8.5% Senior Subordinated Notes due 2007 at a cost of 101% of the principal amount of the notes, which is $150.0 million. In addition, as a result of the merger, DII's outstanding term and revolving credit facilities may terminate unless the consents of the lenders are obtained. As a result, we anticipate that we will be required to repay $84.0 million of the outstanding borrowings under the facilities. We will also lose the ability to make any further borrowings under these facilities. We may have less capital resources available to us to finance our growth following the acquisition of DII than the two companies combined had prior to the merger.

WE EXPECT TO INCUR SIGNIFICANT CHARGES RELATED TO THE MERGER.

     In connection with the proposed acquisition of DII, we expect to incur charges to operations of approximately $57.8 million, including $34.0 million for investment banking and financial advisory fees and costs of $10.0 million associated with the closing of duplicate facilities.

                                   DIVIDENDS

     Since inception, we have not declared or paid any cash dividends on our ordinary shares, and our credit facility prohibits the payment of cash dividends without the lenders' prior consent. The terms of our senior subordinated notes also restrict our ability to pay cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the continuing development of our business.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 8,600,000 ordinary shares offered by us hereby will be approximately $494.1 million, at the public offering price of $59.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses of $400,000. The net proceeds will be used to fund the further expansion of our business, including additional working capital and capital expenditures, and for general corporate purposes. We may use a portion of the net proceeds for strategic acquisitions or investments. However, we currently do not have any agreements or commitments to make any material acquisitions or investments. Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         PRICE RANGE OF ORDINARY SHARES

     The ordinary shares are traded on the Nasdaq National Market under the symbol "FLEX." On February 24, 2000, the closing sale price of the ordinary shares was $61 17/64 per share. The following table shows the high and low closing sale prices of our ordinary shares since the beginning of our 1998 fiscal year. The share prices below have been adjusted to give effect to two-for-one stock splits by means of bonus issues, the Singapore equivalent of stock dividends, paid on January 11, 1999 and December 22, 1999.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 1998
  First quarter.............................................  $ 6.75   $ 4.38
  Second quarter............................................   11.91     6.59
  Third quarter.............................................   12.03     8.13
  Fourth quarter............................................   11.97     7.44
FISCAL YEAR 1999
  First quarter.............................................   12.78     9.09
  Second quarter............................................   11.75     5.66
  Third quarter.............................................   21.41     7.28
  Fourth quarter............................................   25.50    16.56
FISCAL YEAR 2000
  First quarter.............................................   29.13    21.13
  Second quarter............................................   33.81    22.06
  Third quarter.............................................   46.19    29.00
  Fourth quarter (through February 24, 2000)................   66.63    40.38

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Flextronics as of December 31, 1999 on an actual basis, on a pro forma basis to give effect to the acquisition of DII and on an as adjusted pro forma basis to give effect to the sale of the 8,600,000 ordinary shares offered by this prospectus supplement at the public offering price of $59.00 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the estimated net proceeds.

                                                       AS OF DECEMBER 31, 1999
                                               ---------------------------------------
                                                                           AS ADJUSTED
                                                 ACTUAL      PRO FORMA      PRO FORMA
                                               ----------    ----------    -----------
                                                           (IN THOUSANDS)
Bank borrowings and current portion of
  long-term debt and capital lease
  obligations................................    $177,431      $185,348      $185,348
                                               ==========    ==========    ==========
Long-term debt and capital lease obligations,
  excluding current portion..................     233,229       233,911       233,911
Shareholders' equity:
  Ordinary shares, S$0.01 par value;
     250,000,000 shares authorized,
     114,999,213 shares issued and
     outstanding; 173,930,832 shares issued
     and outstanding pro forma; 182,530,832
     shares issued and outstanding as
     adjusted pro forma(1)...................         711         1,067         1,119
  Additional paid-in capital.................     887,846     1,293,762     1,787,810
  Retained earnings..........................     153,126       246,745       246,745
  Accumulated other comprehensive income.....      48,691        45,446        45,446
                                               ----------    ----------    ----------
          Total shareholders' equity.........   1,090,374     1,587,020     2,081,120
                                               ----------    ----------    ----------
          Total capitalization...............  $1,323,603    $1,820,931    $2,315,031
                                               ==========    ==========    ==========

---------------
(1) Based on the number of ordinary shares actually outstanding as of December 31, 1999. Excludes a total of 27,490,347 ordinary shares subject to outstanding options or reserved for issuance under share option plans and share purchase plans of Flextronics and DII.

                                  UNDERWRITER

     Subject to the terms and conditions of the underwriting agreement dated February 24, 2000, Banc of America Securities LLC has agreed to purchase from Flextronics an aggregate of 8,600,000 ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

     The underwriting agreement provides that the obligations of Banc of America Securities to purchase the ordinary shares offered by this prospectus supplement are subject to conditions. Banc of America Securities is obligated to purchase all of the ordinary shares offered by this prospectus supplement if any of the shares are purchased.

     Banc of America Securities proposes to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the offering price may be changed by Banc of America Securities.

     Flextronics has agreed to indemnify Banc of America Securities against certain liabilities, including liabilities under the Securities Act of 1933.

     We have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of ordinary shares for a period of 90 days after the date of this prospectus supplement without the prior written consent of Banc of America Securities, except that we may issue, and grant options to purchase ordinary shares under existing share option and share purchase plans. Banc of America Securities' consent may be given at any time without public notice.

     In order to facilitate the offering of the ordinary shares, Banc of America Securities may engage in transactions that stabilize, maintain or otherwise affect the market price of the ordinary shares. Any of these activities may maintain the market price of our ordinary shares at a level above that which might otherwise prevail in the open market. Banc of America Securities is not required to engage in these activities and, if commenced, may end any of these activities at any time.

     In connection with this offering, Banc of America Securities may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the ordinary shares during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered by this prospectus supplement has been passed upon for us by Allen & Gledhill, Singapore and for Banc of America Securities LLC by Arfat Selvam & Gunasingham, Singapore. Certain United States legal matters in connection with this offering will be passed upon for us by Fenwick & West LLP, Palo Alto, California, and for Banc of America Securities LLC by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation, San Francisco, California.

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.
                                ORDINARY SHARES

                           -------------------------

     By this prospectus, we may offer up to 14,400,000 ordinary shares. We will provide specific terms for the sale of the ordinary shares in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     The ordinary shares are quoted on the Nasdaq National Market under the symbol "FLEX." On September 13, 1999, the closing sale price of the ordinary shares was $65.8125 per share.

                           -------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" IN THE SUPPLEMENT TO THIS PROSPECTUS.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 24, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward-Looking Statements..................................    3
The Company.................................................    4
Enforcement of Civil Liabilities............................    4
Risk Factors................................................    4
Use of Proceeds.............................................    4
Description of Capital Shares...............................    5
Taxation....................................................    7
Plan of Distribution........................................    9
Legal Matters...............................................   10
Experts.....................................................   10

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell up to 14,400,000 ordinary shares in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended June 25, 1999;
       and

     - the description of our ordinary shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         Flextronics International Ltd.
                                2245 Lundy Drive
                           San Jose, California 95131
                         Attention: Laurette F. Slawson
                  Treasurer and Director of Investor Relations
                           Telephone: (408) 428-1300

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement, other than any information superseded by a later document filed with the SEC and incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus, prospectus supplement or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The section entitled "Risk Factors" that appears in our Annual Report on Form 10-K for the year ended March 31, 1999 and in the prospectus supplement accompanying this prospectus describe some, but not all, of the factors that could cause these differences.

                                  THE COMPANY

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers in the telecommunications, networking, computer, consumer electronics and medical device industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies. In addition, we provide advanced engineering services, including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution. Our principal executive offices are located at 514 Chai Chee Lane, #04-13, 1 Bedok Industrial Estate, Singapore 469029 and our telephone number is 65-449-5255.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for persons purchasing ordinary shares to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Singapore legal advisors, Allen & Gledhill, that there is doubt as to the enforceability in Singapore, either in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     An investment in the ordinary shares involves a high degree of risk. You should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in the ordinary shares.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable supplement to this prospectus, the net proceeds from the sale of ordinary shares offered under this prospectus will be added to our general funds and may be used to:

     - meet our working capital requirements;

     - fund capital expenditures;

     - repay debt; and

     - finance acquisitions of other assets and companies.

     Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         DESCRIPTION OF CAPITAL SHARES

     The following is a brief summary of the more important rights of holders of ordinary shares under Singapore law and our Articles of Association (the "Articles"). This summary is not complete. Our Articles and our Memorandum of Association also are exhibits to the registration statement of which this prospectus forms a part. The Articles and the Memorandum of Association can be obtained from our SEC filings as described under the heading "Where You Can Find More Information" and also at our San Jose, California office and at our registered office in Singapore.

ORDINARY SHARES

     Our authorized capital consists of 250,000,000 ordinary shares, par value S$0.01, of which 49,953,237 shares were outstanding on September 10, 1999. The Articles enable us in certain circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine. All of our outstanding shares are fully paid and our shareholders are not subject to any calls on such shares. The shares offered hereby, when issued, will also be fully paid and investors will not be subject to any calls on such shares. All of our shares are in registered form, and the shares offered hereby also will be in registered form. Except in the circumstances permitted by the Singapore Companies Act, we can neither purchase our outstanding shares nor grant any financial assistance for the acquisition of our shares.

NEW SHARES

     New shares may only be issued with the prior approval of our shareholders in a general meeting. Such approval, if granted, will lapse at the next Annual General Meeting or, if earlier, the expiration of the period within which the next Annual General Meeting is required to be held. At our 1999 Annual General Meeting, our shareholders provided our directors with general authority to issue new ordinary shares prior to our next Annual General Meeting. Subject to this, and the provisions of the Singapore Companies Act and our Articles, our directors may allot and issue new shares on such terms as they may think fit.

SHAREHOLDERS

     Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On September 10, 1999, there were approximately 392 holders of ordinary shares. We may, on giving not less than 14 days' notice, close the register of members for any time or times but the register may not be closed for more than 30 days in any calendar year. Such closure is normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed 10 days.

TRANSFER OF SHARES

     Subject to applicable securities laws, the ordinary shares are freely transferable, and may be transferred by a duly signed instrument of transfer in a form approved by our directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing such evidence and indemnity as the directors may require.

SHAREHOLDERS' MEETINGS

     We are required to hold an Annual General Meeting in each year. Our directors may convene an Extraordinary General Meeting whenever they think fit and they must do so upon the request in writing of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at a meeting of which at least 14 days' written notice is given. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75% of the votes cast at the meeting of which at least 21 days' written notice is given, is necessary for certain matters under Singapore law, such as an alteration of the Articles.

VOTING RIGHTS

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by the chairman of the meeting or by not less than three members present in person or by proxy and entitled to vote or by shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting. There are no limitations imposed by the laws of Singapore or by the Articles on the right of nonresident shareholders to hold or vote ordinary shares, other than the limitations described below under "Takeovers," which are applicable to all of our shareholders.

DIVIDENDS

     Since inception, we have not declared or paid any cash dividends and our current loan agreement prohibits the payment of cash dividends without the lenders' prior consent. We anticipate that all earnings in the foreseeable future will be retained to finance our business.

BONUS AND RIGHTS ISSUES

     We may, with the approval by our shareholders in a general meeting, capitalize any reserves or profits and distribute them as bonus shares to our shareholders in proportion to their shareholdings. At our 1999 Annual General Meeting, our shareholders authorized our directors, at any time on or before June 30, 2000, to distribute one bonus share for each outstanding ordinary share. Our directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. Such rights would be subject to any conditions attached to such issue.

TAKEOVERS

     The acquisition of our shares is regulated by the Singapore Companies Act (Chapter 50) and the Singapore Code on Takeovers and Mergers (the "Takeovers Code"). Any person (or parties acting in concert) acquiring an interest in 25% or more of the voting rights in us is obliged to extend a takeover offer for the remaining voting shares in accordance with the provisions of the Takeovers Code. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price

(excluding stamp duty and commission) paid by the offeror or parties acting in concert with him for shares of that class within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50% of the voting rights, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 3% of the voting rights in any 12-month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     On a winding-up or other return of our capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

INDEMNITY

     As permitted by the laws of Singapore, the Articles provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as our officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability to us for negligence, default, breach of duty or breach of trust.

TRANSFER AGENT

     Our transfer agent is Boston EquiServe, P.O. Box 8040, Boston, Massachusetts 02266-8040.

                                    TAXATION

     This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders, including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. shareholders (as defined below) subject to special treatment under the U.S. federal income tax laws. U.S. shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the ordinary shares.

INCOME TAXATION UNDER SINGAPORE LAW

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 26%. Under Singapore's taxation system, the tax paid by a company is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by us. Dividends received by either a resident or a nonresident of Singapore are not subject to withholding tax. Shareholders are taxed on the cash amount of the dividend plus the amount of corporate tax paid by us. The tax paid by us will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends. No tax treaty currently exists between the Republic of Singapore and the U.S.

     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be taxable as trade profits rather than capital gains.

     There is no stamp duty payable in respect of the holding and disposition of shares, or the acquisition of newly issued shares. When outstanding shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under our Articles of Association, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

INCOME TAXATION UNDER UNITED STATES LAW

     Individual shareholders that are U.S. citizens or resident aliens (as defined in the Internal Revenue Code), corporations or partnerships or other entities created or organized under the laws of the United States, or any political subdivision thereof, and certain trusts and estates ("U.S. shareholders") will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. shareholder's tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized (as determined on the trade date) is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. shareholder's first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. shareholder and will not be short-term capital gain or loss if the share has been held for more than one year. If a U.S. shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. shareholders will be required to report as income for U.S. income tax purposes the amount of any dividend received from us to the extent paid out of our current or accumulated earnings and profits, as determined under current U.S. income tax principles. If over 50% of our stock, by vote or value, were owned by U.S. shareholders who individually held 10% or more of our voting stock, the U.S. shareholders potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. If 50% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Internal Revenue Code (for example, certain forms of dividends, interest and royalties), or 75% or more of our gross income for a taxable year was passive income, adverse U.S. tax consequences could result to our U.S. shareholders.

     Shareholders that are not U.S. shareholders ("non-U.S. shareholders") will not be required to report for U.S. federal income tax purposes the amount of any dividend received from us. Non-U.S. shareholders, upon the sale or exchange of a share, would generally not be required to recognize gain or loss for U.S. federal income tax purposes.

ESTATE TAXATION

     In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. Our ordinary shares are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares (or in aggregate with any other assets subject to Singapore estate tax) exceeds S$600,000. Any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, the tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions.

                              PLAN OF DISTRIBUTION

     We may sell the securities (1) through underwriters or dealers, (2) through agents, or (3) directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of any underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

     If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

                                 LEGAL MATTERS

     Allen & Gledhill, Singapore will provide us with an opinion as to the legality of the ordinary shares. Counsel for any underwriters named in the applicable prospectus supplement will provide an opinion as to certain legal matters relating to the ordinary shares.

                                    EXPERTS

     Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended March 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Our future financial statements and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

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                                8,600,000 Shares

                                FlextronicsLogo

                           -------------------------
                             PROSPECTUS SUPPLEMENT
                               FEBRUARY 24, 2000
                           -------------------------

                         BANC OF AMERICA SECURITIES LLC

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